UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

April 10, 2026

(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (“NAV”) Per Share
On April 10, 2026, the Investment Committee of the Board of Directors of Jamestown Invest Manager, L.P. (the “Manager”) approved the NAV per share of the common shares of Jamestown Invest 1, LLC (the “Company”) of $11.26 as of March 31, 2026. The updated NAV per share will be effective from April 10, 2026 until June 30, 2026, or within a commercially reasonable time thereafter.
NAV per share is calculated by taking the total value of the Company’s assets less the total value of the Company’s liabilities, divided by the number of the Company’s shares outstanding as of March 31, 2026. The Company’s NAV per share is calculated by an internal valuation process that reflects several components, as described in the Company’s Offering Circular “Description of our Common Shares—Valuation Policies.”
The Company’s NAV per share for the quarter ended March 31, 2026, increased by $0.25, from $11.01 to $11.26, compared to the Company’s NAV per share as of December 31, 2025, primarily due to an increase in the real estate valuation and decrease in the debt valuation, as detailed below.

Real Estate Valuation - The current quarter-end valuation for Southern Dairies (the “Asset”) as of March 31, 2026 was $49.8 million, an increase of $500,000 or 1.01%, compared to the prior quarter-end valuation as of December 31, 2025, of $49.3 million.1 The increase was primarily driven by a 25 basis point reduction in the terminal capitalization rate assumption, decreasing from 7.00% to 6.75% quarter-over-quarter, as determined by the third-party appraiser. The impact of the lower terminal capitalization rate was partially offset by a 25 basis point increase in the discount rate increasing from 7.50% to 7.75% quarter-over-quarter.

Debt Valuation - As of March 31, 2026, the mortgage loan principal outstanding was $25.3 million and has an interest rate swap for the full principal loan amount resulting in a fixed rate of 6.09% per annum. In the first quarter of 2026, the fair value of the Asset’s loan decreased by approximately $124,000, which is consistent with the quarterly loan amortization payment. Additionally, the value of the interest rate swap decreased by approximately $104,000 due to an upward adjustment in the forward SOFR interest rate curve.
Status of Our Public Offering
As previously disclosed in the Offering Circular, the Company commenced its public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in its common shares on November 27, 2019. Prior to commencing its public offering, the Company raised $5,501,000 through a private placement.
As of March 31, 2026, the Company had raised public offering proceeds of $5,716,110 and had issued 552,129 common shares in the public offering. In total, the Company has raised $11,217,110 in offering proceeds and issued 1,102,299 common shares through both the private placement and the public offering, excluding any shares redeemed.
Fund Offering
The Manager stopped accepting new investments as of July 12, 2022.

On March 31, 2026, the Manager declared a dividend of $0.019 per share to be paid by April 15, 2026. The quarterly distribution represents an annualized gross distribution yield of 0.76% (based on a $10.00 per share purchase price). There are currently 39,508.57 shares in the redemption queue representing approximately $435,000 of total value based on prior quarter NAV per share of $11.01.

While Southern Dairies is performing well, the property’s monthly debt service has a significant impact on net available cash flow, which is limiting the Company’s ability to make distributions and redemptions. This quarter’s distribution is limited and future distributions and redemption requests will continue to be evaluated on a quarterly basis

Although we continue to evaluate a potential sale of Southern Dairies, we believe that an office transaction in the current market environment would not be successful, and it is in the best interest of our investors to wait until the office market improves.
Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of March 31, 2026, the Asset was 97.7% leased with a weighted average lease term (WALT) of 5.3 years, compared to 4.8 years in the prior quarter. The increase in WALT reflects an early renewal with an 8,415 SF office tenant (9.9% of GLA) for a five-year extension through October 2034, ahead of the tenant’s original lease expiration in March 2029.
1 Shown at 100% Asset level. Jamestown Invest 1, LLC owns a 51% interest in the Asset.

Parking
For the year ended March 31, 2026, the Asset generated approximately $78,000 in parking revenue, a 3.5% increase in revenue compared to the three months ended March 31, 2025. This growth was driven by increased monthly parkers, attributed to higher occupancy, alongside an increase in daily parkers during the current quarter.
Property Activations

In January 2026, an office tenant teamed up with Glad and Young, a Ponce City Market retail tenant, to host a creative and restorative afternoon for members. Guests took part in a hands-on leather journal making workshop complemented by gentle intention-setting exercises, grounding moments, and a mini-sound bath meditation experience.

In March 2026, property management partnered with the Placemakr team at Scout Living at Ponce City Market to host a lunch and learn open to all tenants and employees. The event featured a catered lunch followed by an insider tour of Scout Living’s amenity spaces, conference rooms, and individual accommodations giving attendees a firsthand look at everything the community has to offer.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	April 10, 2026

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 24, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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